WOODSIDE
AUSTRALIAN ENERGY

03 NOV 12 AM 7:21

28 October 2003

03037281

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- First Overseas Production for Woodside, lodged with the Australian Stock Exchange on 28 October 2003;
- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 28 October 2003;
- JPDA 03-01 (Kuda Tasi-2), lodged with the Australian Stock Exchange on 28 October 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Rebecca Sims
Compliance Officer

dlw 11/12

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 28 October 2003
9:00am (WST)

FIRST OVERSEAS PRODUCTION FOR WOODSIDE

Woodside Energy Ltd. is about to earn its first revenue from non-Australian oil and gas operations with first gas now flowing from the US$1 billion Ohanet gas and liquids stripping project in Algeria.

The Ohanet Project, in the Illizi province of Algeria about 1,300km south east of the capital, Algiers, and 100km west of the Libyan border, was commissioned within schedule and budget (Woodside's share US$154 million). It began exporting gas yesterday.

The new facility is expected to process up to 710 million standard cubic feet of wet gas a day (20 million cubic metres) and export daily a maximum of 30,000 barrels of condensate and about 26,000 barrels of liquefied petroleum gas.

Under the project's risk service contract with Sonatrach, Algeria's national oil company, Woodside and its joint venturers receive a share of condensate and LPG produced over eight to 12 years, with the proportion depending on market prices. After eight to 12 years, the joint venture's entitlements revert to Sonatrach. The joint venture has no share in pipeline sales gas which is owned and marketed by Sonatrach.

The project has been funded and executed by BHP Billiton (45%), in joint venture with the Japan Ohanet Oil & Gas Co., Ltd. (30%); Woodside Energy (Algeria) Pty. Ltd. (15%); and Petrofac Resources (Ohanet) LLC (10%).

Woodside's acting Chief Executive Officer, Keith Spence, said the start-up of Ohanet was an historic occasion for Woodside.

"This is a major milestone in Woodside's international growth strategy," Mr Spence said.

"We acknowledge the outstanding efforts of BHP Billiton to make the project a technical and financial success with an outstanding health, safety and environmental performance.

"This is an excellent basis on which Woodside can grow its African business as Ohanet will provide a steady revenue stream and help to build our production.

"Africa is one of our key development areas, offering many opportunities to match our distinctive competitive capabilities with new projects."

Participation in Ohanet was part of an agreement with BHP Billiton in December 2000 that provided access to several Algerian oil and gas exploration and development opportunities, including the interest in Ohanet. Woodside's other African interests include projects in other parts of Algeria, Mauritania, the Canary Islands, and Kenya.

Attachment: Location Map

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

Location Map


SPAIN
Algiers
Skikda
Arzew
to Italy
to Spain & Portugal
MOROCCO
GME Pipeline
Transmed Pipeline
TUNISIA
0 100 200
kilometres
Pipelines
Gas Fields
Oil Fields
ALGERIA
Canary Islands
401d
Ohanet
Algeria
Mauritania
Kenya
0 1000km
LIBYA
Ohanet Region (Gas)
35°0'0"N
30°0'0"N
5°0'0"W
0°0'0"E
5°0'0"E
10°0'0"E
400-19704

28 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 28 October 2003 extended production testing operations were continuing on the Chinguetti-4-5 combined appraisal and early development well.

Since the last report, the well has flowed at a maximum rate of 15,680 barrels of oil plus 6.6 million standard cubic feet of gas per day constrained by a 112/64 inch choke. Currently the well is flowing at a stable rate of approximately 11,500 barrels of oil per day in the main flow period constrained by a 72/64 inch choke.

All reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Assistant Company Secretary

28 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

JPDA 03-01
Kuda Tasi-2

Woodside Petroleum Ltd., Operator of the JPDA 03-01 Joint Venture, located in the Timor Sea, reports that on 28 October 2003 the Kuda Tasi-2 appraisal well was drilling ahead in an 8½ inch hole at 3,021 metres.

Since the last report, $9^5/_8$ inch casing has been run and set at 2,831 metres and the 8½ inch hole drilled from 2,836 to 3,021 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in JPDA 03-01 is 40%. The other participants are Inpex Timor Sea Ltd (35%) and Santos (JPDA 03-01) Pty Ltd (25%).

ANTHONY NIARDONE
Assistant Company Secretary